BRF S.A.

PUBLICY HELD COMPANY

CNPJ/MF Nº 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

Communication on Transactions between Related Parties

BRF S.A. (“BRF” or “Company”) (BM&FBovespa: BRFS3; NYSE: BRFS) announces the following information to the Market and its shareholders related to the transaction between related parties, as required by CVM Instruction 480, of December 7, 2009:

▪ Description of the Transaction: Acquisition through BRF GmbH, a limited company based in Austria, wholly owned by the Company, of an additional stake of 7.16% of the shares issued by BRF Invicta Limited (“BRF Invicta”), a company headquartered in the United Kingdom (“Transaction”). As BRF GmBH held 62% of BRF Invicta prior to the Transaction, its stake rose to 69.16% after the conclusion of the Transaction.

▪ Parties and their relationship with BRF: BRF GmbH (a wholly-owned subsidiary of BRF, as buyer) and Mr. Colin Norton, Mrs. Camilla Norton and Quabas S.p.A. as sellers (“Sellers”) - (“Parties”). Mr. Colin Norton is the General Manager of BRF responsible for Europe and Mrs. Camilla Norton is his wife.

▪ Aim and main terms and conditions: BRF Invicta is a joint venture incorporated on April 22, 2015 by BRF and Invicta Food Group Limited shareholders (including Mr. Colin Norton) to operate in the distribution of processed food products in the United Kingdom, Ireland and Scandinavia markets. On April 18, 2017, the Parties signed a share purchase agreement for the acquisition, by BRF GmbH, of the additional 7.16% ownership in BRF Invicta, based on an enterprise value of GBP 230 million. Considering the actual position of BRF Invicta´s net cash on the date of signing the Transaction, the total amount to be paid to the Sellers within the context of the Transaction is GBP 20.27 million. Moreover, BRF GmbH will pay the Sellers the amount of GBP 12.00 million, to eliminate the earn-out mechanism set forth in the incorporation of BRF Invicta (“Earn-Out”). The payment of these amounts was agreed as follows: 75% (seventy five percent) was paid in cash, on the date of the conclusion of the Transaction and 25% (twenty five per cent) will be paid in cash, 6 months from the date of the Transaction

▪ If, when, in what form and to what extent the counterparty, its partners or management participated in the process:

a) of the decision by the issuer on the Transaction, describing this participation: The Transaction was discussed within the scope of the Finance, Governance and Sustainability Committee and the Strategy, M&A and Markets Committee of BRF and was also approved by the Board of Directors of BRF at a meeting held on April 30, 2017. Mr. Colin Norton is not a member of the BRF Board of Directors, a member of the above-mentioned committees or a statutory director of BRF, hence he did not participate in BRF´s decisions related to the Transaction. Mrs. Camila Norton and Quabas S.p.A. have no direct relationship with the Company and also did not participate in any discussion related to the Transaction. Therefore, BRF took the decision in an independent way. Within the scope of BRF GmbH, Mr. Colin Norton also did not participate in the decision on the Transaction.

b) of the negotiation of the Transaction as representatives of the issuer, describing this participation: Mr. Colin Norton, Mrs. Camila Norton and Quabas S.p.A. did not represent the interests of BRF or BRF GmbH in the negotiation of the Transaction and acted exclusively as counterparties.

▪ Precise reasons why the BRF Board of Directors believes that the transaction observed commutative conditions or foresees adequate compensation payment, announcing, for example: The Company believes the Transaction was carried out under commutative conditions, considering that the enterprise value of GBP 230 million attributed to BRF Invicta was based on a discounted cash flow analysis of this company, which resulted in returns considered as attractive by the Company´s management. It should be highlighted that the Transaction, in line with the Policy of Transactions with Parties Related to the Company, was discussed within the scope of the Finance, Governance and Sustainability Committee and the Strategy, M&A and Markets Committee and was approved by the Board of Directors.

Furthermore, the Transaction will eliminate the Earn Out, allowing Mr. Colin Norton to exercise a greater role in the management of the Company, ceasing to focus only on Europe and becoming responsible, as Head of International Markets, for the Company´s international markets, with the exception of OneFoods and the South Cone. It is important to mention that the transaction is in line with BRF´s strategy in Europe, which includes expanding its exposure to the higher value added processed products segment so that the Company can increase its operations in the European foodservice markets, an important pillar of the strategy of the region.